UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Altimmune, Inc.

File No. 1-32587 - CF#35447

_____

       Altimmune, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2017.

       Based on representations by Altimmune, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through August 11, 2022
Exhibit 10.7	through August 11, 2022
Exhibit 10.8	through August 11, 2022
Exhibit 10.10	through August 11, 2022
Exhibit 10.11	through August 11, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary